Exhibit 99.1

Mitchells & Butlers plc

Rule 2.10 Announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Mitchells & Butlers plc (‘MAB’) confirms that, as at the close of business on 25 April 2006, it has 490,436,090 ordinary shares of 7 1/12 pence each in issue. The ISIN reference for these securities is GB0033839910.

For further information please contact:

Investor Relations:
Kate Holligon	0121 498 5092

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of MAB all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of MAB, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of MAB by MAB or by an offeror, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.